SCHEDULE 13G
Amendment No. 5
Federal Mogul Corp.
Common Stock no par value

In May 2000, the Reporting
Persons directed an in-kind
distribution of Federal Mogul
Corp. ("Issuer") shares to
investors of funds managed
by the Reporting Persons.
After that distribution,
Reporting Person Julian H.
Robertson, Jr. reported
beneficial ownership
of 8.36 percent of the Issuer's
outstanding common stock,
as reflected in Amendment No. 4,
filed with the Commission
on May 15, 2000.
Mr. Robertson's interest
in Issuer shares has
subsequently been
contributed to
Tiger Partners L.P.,
a limited partnership
advised by Reporting
Person Tiger Management L.L.C.


Cusip Number: 313-549-10-7
Item 1:  Reporting person
Tiger Management L.L.C.
Item 4:  New York
Item 5: -0-
Item 6: 3,893,324
Item 7: -0-
Item 8: 3,893,324
Item 9: 3,893,324
Item 11:  5.5%
Item 12: IA

Cusip Number: 313-549-10-7
Item 1:  Reporting person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5: -0-
Item 6: 3,893,324
Item 7: -0-
Item 8: 3,893,324
Item 9: 3,893,324
Item 11:  5.5%
Item 12: IN

Item 1(a). Federal Mogul Corp.
Item 1(b). 26555 Northwestern Highway,
Southfield, Michigan 48034

Item 2(a). This statement is
filed on behalf of
Tiger Management L.L.C. ("TMLLC")
and Julian H. Robertson, Jr.

Julian H. Robertson Jr. is
the ultimate controlling
person of TMLLC.

Item 2(b). The address of
each reporting person is 101
Park Avenue, New York, NY
10178.

Item 2(c). Incorporated by
reference to item (4) of the
cover page pertaining to
the reporting person.

Item 2(d). Common Stock no
par value.

Item 2(e).  Cusip # 313-549-107

Item  3.  TMLLC is an investment
Advisers registered under
Section 203 of the
Investment Advisers Act of 1940.

Item 4. Ownership is
incorporated by reference to
items (5)-(9) and (11) of
the cover page pertaining to
the reporting person.

Item 5.  Not applicable

Item 6. Other persons are known
to have the right to receive dividends
from, or proceeds from the sale of,
such securities.  The interest of one
such person, Tiger Partners L.P.,
a Delaware corporation,
is more than 5%.

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect.

After reasonable inquiry and
to the best of my knowledge
and belief, I certify that
the information set forth in
this statement is true,
complete and correct.

February 14, 2001

TIGER MANAGEMENT L.L.C.
/s/  Steve Olson,
Treasurer

JULIAN H. ROBERTSON, JR.
By:  /s/  Steve Olson
Under Power of Attorney dated 1/11/00 On
File with Schedule 13GA No. 4 for Federal
Mogul Corp. 5/15/00, Attached Exhibit

AGREEMENT
The undersigned agree that this Amendment
Number 5 to Schedule 13G dated February 14, 2001 relating to shares of common stock of Federal Mogul
Corporation shall be filed on behalf of each of the undersigned.

TIGER MANAGEMENT L.L.C
/s/  Steve Olson,
Treasurer

JULIAN H. ROBERTSON, JR.
By:  /s/  Steve Olson
Under Power of Attorney dated
1/11/00 On File with Schedule
13GA No. 4 for Federal Mogul Corp.
5/15/00, Attached Exhibit